G. Michael O’Leary (713) 220.4360 Direct (713) 238.7130 Fax moleary@andrewskurth.com
August 16, 2005
VIA FACSIMILE TRANSMISSION
(202) 772-9204
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Howard M. Baik
Frank Green
H. Christopher Owings

Re:	El Paso Corporation
Post-Effective Amendment No. 2 to Registration Statement on Form S-3
Filed August 10, 2005
File No. 333-82412
Gentlemen:
     Set forth below are the responses of the Company to the comment letters, dated August 12, 2005 (the “First Comment Letter”) and August 15, 2005 (the “Second Comment Letter” and collectively with the First Comment Letter, the “Comment Letters”) that the Company received from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filing. All page references are to the version of Post-Effective Amendment No. 2 to Registration Statement on Form S-3. For your convenience, the comment provided by the Staff has been included before the response in the order presented in the Comment Letters.
     As the Staff’s comment in the First Comment Letter and Comment No. 1 in the Second Comment Letter are addressed in our first response, we have set forth below those Staff comments before our response, which response is intended to address both comments.
Comment from First Comment Letter:
Notes to the Financial Statements, page F-1.
     1. We note the disclosure in the notes to your financial statements regarding your subsidiary’s participation in the United Nation’s Oil for Food Program, including the fact that

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your subsidiary received a subpoena from the U.S. District Court for the Southern District of New York to produce records relating to transactions in Iraqi oil during the period from 1995-2003. Based on this timeframe, it appears that your subsidiary operated in Iraq prior to the lifting of U.S. economic sanctions against Iraq, and prior to the time the U.S. State Department removed Iraq from the list of state sponsors of terrorism. If this is the case, please advise us of the materiality to the company of your subsidiary’s operations in Iraq during that time period, and give us your view as to whether those operations constitute a material investment risk for your security holders In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.
SEC Comment No. 1 from Second Comment Letter:
     We note your response to comment 1 in our letter dated August 12, 2005 in relation to Coastal’s participation in the former United Nations Oil for Food Program. In your response, you state that Coastal also purchased Iraqi oil for sale and trade with third parties, and that Coastal or one or more of its subsidiaries entered into contracts with third parties to purchase Iraqi oil that had been sold by the State Oil Marketing Organization. Please confirm that such purchases or trades with third parties were made in compliance with the United Nations Oil for Food Program.
Response to SEC Comment from First Comment Letter and SEC Comment No. 1 from Second Comment Letter:
     The Coastal Corporation (n/k/a El Paso CGP Company), through one or more of its subsidiaries (referred to as “Coastal”), purchased crude oil of Iraqi origin during the period from December 1996 until April 2002. Such purchases were conducted pursuant to the Oil for Food Program (“OFP”) administered by the United Nations. No other purchases of crude oil of Iraqi origin were made by Coastal during periods in which U.S. economic sanctions were in effect against Iraq. Effective January 29, 2001, Coastal was merged into a wholly owned subsidiary of El Paso Corporation (collectively with its subsidiaries, “El Paso”), as a result of which Coastal continued as a wholly owned subsidiary of El Paso (the “Merger”). Prior to the Merger, none of El Paso or any of its subsidiaries conducted any operations in or business with Iraq. After the Merger, El Paso’s only business activities with Iraq consisted of purchases of crude oil of Iraqi origin pursuant to the OFP by one or more subsidiaries of Coastal.
     During the period from 1996 to 2002, Coastal’s purchases of crude oil of Iraqi origin were largely for use as feedstock in its refineries located in Aruba and Corpus Christi, Texas. Coastal also purchased crude oil of Iraqi origin for sale and trade with third parties. Coastal’s purchases, made pursuant to the OFP, were governed by the Office of Foreign Assets Control of the U.S. Government (“OFAC”) and the United Nations. In particular, Coastal obtained a license from OFAC in 1996 which permitted it to deal directly with the UN 661 Committee or its designee and to act pursuant to authorization that may be received from the 661 Committee or its

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designee to purchase Iraqi-origin petroleum or petroleum products from the Government of Iraq. Such purchases were subject to receipt of subsequent authorizations from the United Nations with respect to each contract entered into to lift cargoes from Iraq under the OFP. During the period from December 1996 through June 2000, Coastal entered into nine contracts with the State Oil Marketing Organization (“SOMO). Coastal made twenty-eight liftings of Iraqi crude pursuant to those contracts.
     In addition, during the period from February 1997 through April 2002, Coastal also entered into contracts with third parties to purchase crude oil of Iraqi origin that had originally been sold by SOMO. El Paso has identified approximately 100 such contracts. Pursuant to general license promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, United States persons were authorized to deal in, and to import into the United States, Iraqi-origin petroleum and petroleum products, the purchase and exportation from Iraq of which had been authorized by the United Nations 661 Committee. Coastal is not aware of any instance in which it purchased Iraqi-origin crude that had not previously been authorized by the United Nations 661 Committee for purchase and export from Iraq.
     The purchase of crude oil of Iraqi origin constituted a material portion of the crude oil purchased for feedstock for Coastal’s refinery in Aruba throughout much of the period in which that refinery used Iraqi crude under the OFP for its operations. Although it constituted a less material portion of the crude oil used as feedstock in the Corpus Christi refinery, during certain periods within the OFP, crude oil of Iraqi origin would have also constituted a material portion of the crude oil used in that refinery. However, in relation to the total consolidated revenues of El Paso, such purchases did not constitute in excess of 6.7% of El Paso’s consolidated revenues in any of calendar years 1998 through 2002 (in fact, it was 6.7% of total consolidated revenues in 1999, below 5% in 2000, below 4% in 2001, below 3% in 1998 and below 2% in 2002). Coastal engaged in the OFP program and made purchases of Iraqi crude oil thereunder because it believed that the crude represented a favorable source of feedstock for its operations and it was pursuant to a program authorized by the US Government and the United Nations.
     Neither El Paso, Coastal or any of their subsidiaries is currently involved in the petroleum refining and marketing business. Since April 2002, none of El Paso or any of its subsidiaries, including Coastal, has purchased crude oil of Iraqi origin. El Paso has sold its interests in the Aruba and Corpus Christi refineries. Finally, El Paso no longer purchases crude oil for marketing purposes. Therefore, none of El Paso Corporation or any of its subsidiaries, including Coastal, has any further involvement in either the purchase of Iraqi crude or the petroleum refining and marketing business.
     El Paso believes that the operations and activities conducted with Iraq under the OFP do not constitute a material investment risk to its security holders. This conclusion is based on our evaluation of quantitative factors and qualitative factors, including the impact of those activities and operations to our corporate reputation and share value, that a reasonable investor would consider important in making an investment decision with respect to our securities. This conclusion is subject to the uncertainty described in the following paragraph.

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     As indicated in El Paso’s SEC filings, in September 2004, Coastal received a subpoena from the United States grand jury sitting in the U.S. District Court for the Southern District of New York to produce any and all documents relating to transactions in crude oil of Iraqi origin during the period 1995-2003. In November 2004, we received an order from the SEC to provide a written statement and to produce certain documents in connection with participation in the OFP. We have also received additional requests for information and documents from the United States Senate Permanent Subcommittee on Investigations and the House of Representatives Committee on International Relations related to our participation in the OFP. We are cooperating with the grand jury, the SEC, the Senate Subcommittee and the House Committee investigations into this matter. The outcome of these investigations is uncertain. As a result, the costs and exposures to El Paso and its subsidiaries (including potential adverse effects on El Paso’s reputation and share value), associated with these investigations and arising from Coastal’s participation in the OFP are not currently determinable.
SEC Comment No. 2 from Second Comment Letter:
     We also note your belief that Coastal’s purchases of Iraqi oil do not pose a material investment risk to shareholders based on both a quantitative and qualitative evaluation, and the implication in your response that those purchases were not otherwise material to the company based on qualitative factors. To assist us in assessing your response concerning the materiality of Coastal’s purchases of Iraqi oil, please promptly provide the information currently omitted from your draft response regarding the percentage of revenues those purchases constituted and discuss for us your evaluation of the impact of Coastal’s purchases of Iraqi oil on your reputation and share value.
Response to SEC Comment No. 2 from Second Comment Letter:
     Our conclusion (contained in the penultimate paragraph of our response set forth above) that Coastal’s purchases of crude oil of Iraqi origin pursuant to the OFP do not pose a material investment risk to our shareholders is based upon our evaluation of the following:
•	based on El Paso’s consolidated historical financial information, purchases of crude oil of Iraqi origin ranged up to 6.7% of revenues in 1999 (over 6 full fiscal years ago), below 5% in calendar year 2000, below 4% in 2001, below 3% in 1998 and below 2% in 2002 (consolidated figures for 1996 and 1997 are not available as EITF 02-03 was not adopted until 2002 and El Paso did not have to adjust those years for same as they fell before the 5-year selected financial statement period when that rule took effect );

•	none of El Paso, Coastal or any of their subsidiaries has conducted operations in Iraq or involving crude oil of Iraqi origin since April 2002;

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•	all purchases of crude oil of Iraqi origin were effected in all material respects in accordance with the rules and regulations of the OFP, a program sanctioned and promoted by the U.S. Government, the United Nations and OFAC; and

•	we believe that in the context of the purchases under review, our corporate reputation remains intact since we participated in a program sponsored and promoted at the time by the U.S. Government and the United Nations and we were able to access feedstock for our business operations on acceptance terms in accordance with such a government sponsored activity.
SEC Comment No. 3 from Second Comment Letter:
     To the extent known, describe for us the range of potential penalties or liabilities you may face as a result of Coastal’s participation in the United Nations Oil for Food Program. In light of the potential costs and exposures to you and your subsidiaries associated with the investigations resulting from Coastal’s participation in the United Nations Oil for Food Program, including potential adverse effects on the company’s reputation and share value, it appears that it would be appropriate for the registration statement to include a risk factor regarding this matter. This risk factor should at least include the information regarding this matter set forth on page F-24 of the registration statement and the information set forth on page 27 of the company’s Form 10-Q for the fiscal quarter ended June 30, 2004.
Response to SEC Comment No. 3 from Second Comment Letter:
     We are not able to assess with any degree of accuracy the range of potential penalties or liabilities that may be assessed as a result of Coastal’s participation in the OFP. The ultimate outcome of any such governmental investigation is uncertain, at best. We believe this situation to be particularly uncertain since we believe that it has become a focus with perceived political implications since it involves a country that is currently the focus of substantial domestic and international debate. As our disclosures on pages F-22 to F-24 of our prospectus reflect, we are currently involved in several governmental proceedings the ultimate outcome of which are equally as uncertain as the ultimate resolution of the investigations involving Coastal’s participation in the OFP. As a result, we propose in response to this comment to include the disclosure attached as Rider A as an additional risk factor in the prospectus under the caption entitled “Risk Factors—Risks Related to Legal and Regulatory Matters.”
     If acceptable to you, we would propose to undertake to include the disclosure in the final prospectus filed pursuant to Rule 424(b) in order that we could be declared effective on August 16, the settlement date for our equity security units (holders of the equity security are to be issued the shares of common stock being registered on the registration statement (Commission File No. 333-82412) pursuant to a purchase contract that under its terms is required to be settled on August 16).

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Company Acknowledgements:
     In addition, as requested in the Comment Letter on behalf of the Company we acknowledge the following:
•	Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

•	The acknowledgments required to be submitted in connection with the company’s request for acceleration have been included in the acceleration request previously submitted to the Staff. If a new acceleration request is required, the acknowledgements will also be included therein.
     If you have any questions or comments, please call G. Michael O’Leary of Andrews Kurth LLP at (713) 220-4360.

Sincerely, /s/ G. Michael O’Leary G. Michael O’Leary

01198:sfme

cc:	Mr. Robert W. Baker (El Paso Corporation) Mr. John Hopper (El Paso Corporation) Mr. Kelly J. Jameson (El Paso Corporation) Mr. Jason Healy (Firm)

Exhibit A
The outcome of pending governmental investigations could be materially adverse to us.
     As described under the caption “Note 10. Commitment and Contingencies — Governmental Investigations” of the Notes to Condensed Consolidated Financial Statements, and “Note 17. Commitment and Contingencies — Governmental Investigations” of the Notes to Consolidated Financial Statements, included in this prospectus, we are subject to numerous governmental investigations including those involving our round trip trades, price reporting of transactional data to the energy trade press, natural gas and oil reserve revisions, sales of crude oil of Iraqi origin under the United Nation’s Oil for Food Program and the rupture of one of our pipelines near Carlsbad, New Mexico. These investigations involve, among others, one or more of the following governmental agencies: the SEC, FERC, U.S. Attorney, grand jury of the U.S. District Court for the Southern District of New York, U.S. Senate Permanent Subcommittee of Investigations, House of Representatives International Relations Subcommittee, U.S. Department of Transportation Office of Pipeline Safety, National Transportation Safety Board and the Department of Justice. We are cooperating with the governmental agency or agencies in each of these investigations. The outcome of each of these investigations is uncertain. Because of the uncertainties associated with the ultimate outcome of each of these investigations and the costs to the Company of responding and participating in these on-going investigations, no assurance can be given that the ultimate costs to, and sanction(s), if any, that may be imposed upon, us will not have a material adverse effect on our business, financial condition or results of operation.